

LANCASTERS LLC

A regency romance film based on a best-selling book series

seekingpersephonemovie.com   Lehi, UT   ▶ 📘 📷   Entertainment   Film

Highlights

① Executive team with a combined 45+ years experience in the film industry.

② Investors recoup 115% of principal plus pro-rata share of 50% of the backend! (not guaranteed)

③ A regency romance film the whole family can enjoy, based on a best-selling book series.

 **4** We have sold and had our films play on Hallmark, Amazon, Netflix, UPTV, Great American Family & more

 **5** 2,483 backers on Kickstarter pledged $234,227 to help bring this project to life.

Team



John Lyde Producer

More than 50 director credits, 81 editor credits and 65 cinematography credits, John has travelled throughout the world directing various genres of movies, including romances in Turkey, Ireland, French Polynesia, Costa Rica and most recently England.



Sarah Eden Executive Producer/Writer

Sarah is a USA Today best selling author of more than 75 witty and charming historical romance novels, which have sold well over one million copies worldwide.



Ron Brough Executive Producer

Ron is a creative motion picture producer with more than twenty years of expertise in developing films and taking them from inception to screenplay, from budgeting to casting, and from pre-production to completion.

A regency romance based on a best-selling book series

Seeking Persephone is based on the novel by Sarah M. Eden, the USA Today best-selling author of more than seventy five witty and charming historical romances, which have sold over one million copies worldwide. The screenplay was adapted by Sarah. Seeking Persephone is the first book in the











screenplay was adapted by Sarah. Seeking Persephone is the first book in the Lancaster series.

Seeking Persephone
Courting Miss Lancaster
Romancing Daphne
Loving Lieutenant Lancaster
Charming Artemis
Lancaster Family Series
SARAH M. EDEN

2,483 backers on Kickstarter pledged $234,227 to help bring this project to life.



Synopsis
Northumberland, 1805
When Persephone Lancaster receives a marriage proposal from the ill-tempered Duke of Kielder, she refuses — and then reconsiders. The obscene sum of money he's offering Persephone would save her family from ruin. With her characteristic optimism, she travels to the far reaches of Northumberland to wed a greatly feared stranger.
Lodged deep in a thick forest infested with wild dogs, the Duke's castle is as cold and forbidding as the Duke himself, a man with terrible scars on his body and his soul. But the Duke's steely determination to protect his heart at all costs is challenged by his growing attachment to his lovely and gentle bride. With caring persistence, Persephone attempts to pierce the Duke's armor and reach the man beneath. Yet he cannot tolerate such exposure, and his repeated rejections take their toll. But when grave danger arises, the Duke realizes he must face the risk of revealing his true feelings or lose the woman he cannot live without.

There is a demand for Historical Dramas!



VICTORIA


6.1X
BELGRAVIA
6.0X
THE GILDED AGE
19.5X
SANDITON
4.6X
15.0X
4.5X
32.1X
BRIDGERTON
U.S. DEMAND FOR HISTORICAL DRAMA
The attached numbers shows the U.S. domestic market demand for the featured series, i.e. Victoria has 6.1 times the demand of the average TV show or streaming series.
All Creatures Great And Small 9.8 times the demand of average show
Call the Midwife 14.1 times the demand of average show
The Crown 16.8 times the demand of average show
Comparables
Data Source: Parrot Analytics

Filming fully completed—now in post-production.

With the money raised on Kickstarter, sets were built, costumes were designed and constructed, and on-set filming was completed.



Filming took place on location in England, bringing these stunning Regency settings to life—now we're in post-production.





Locations

Location production of exteriors and interiors are scheduled for Autumn of 2024 in the Northumberland region of northeast England where the story takes place. Locations include the historic Raby and Auckland Castles and their surrounding grounds. Several of the interior scenes have already been produced on a soundstage in Utah.



ON LOCATION IN ENGLAND

Making a period film is no small endeavor. Just 1 episode of Bridgerton cost 7 million dollars. The most recent adaptation of Emma was 10 million dollars.

Our plan for Seeking Persephone is to complete the film for just shy of 1 million dollars. Our goal for Seeking Persephone is to raise $800,000 to film the remaining portion of the film, complete post-production and secure distribution. By keeping the cost down, it will greatly increase the likelihood our investors will make a return on their investment.

Future projections are not guaranteed.





RYANN BAILEY
as Persephone

Ryann is an actor and artist who grew up performing Shakespeare and musicals in Sacramento, CA. She spent her free time writing skits and forcing her siblings or friends to perform in them. She earned a BFA in Animation at Brigham Young University and graduated with an irrepressible desire to act again. Her full-time illustration job paid for private acting coaches and classes which led to being picked up by Whitaker Entertainment in LA and Talent Management Group in Utah. Some recent favorite projects include Mythica Stormbound, Pride and Prejudice (stage), and a Lifetime TV movie.

JAKE STORMOEN
as Adam

American born and Australian educated, Jake Stormoen is known for his role as Dagen in the *Mythica* film series, as Duncan in in the sci-fi series *Extinct*, and as Captain Garret Spears in the CW fantasy-adventure drama series *The Outpost*. Despite his close involvement with fantasy worlds, Stormoen is a versatile actor who has commanded a wide range of roles. He is equally at home starring in festive family films, historical period dramas, and romantic comedies, as he is in post-apocalyptic dystopias. Apart from acting, Jake has also works as a writer, director, and producer.



CHARLOTTE HEMMINGS
as the Dowager Duchess

Charlotte grew up on set with her father, the late British actor, David Hemmings and has worked both on and off screen for Joe Pytka, Anonymous Content, and RSA film. She can be seen on screen in Great American Family's "Destined at Christmas" & "Quest for Love", and in the romantic comedy "The Competition" with Chris Klein & Thora Birch.

TOBY-ALEXANDER SMITH
as Harry Windover

Toby-Alexander Smith is a British actor who was born and raised in the West Midlands and trained at Arts Educational Schools in London. He is best known for playing Gray Atkins in 'EastEnders' for the BBC and Lor-ran in DC's 'Krypton'. He has also appeared in 'Flack', 'Berlin Station' and 'Doctors'. Toby-Alexander Smith has been nominated for several awards for his portrayal of Gray Atkins in EastEnders. The culmination of his storyline was nominated for BAFTA's Must-See-Moment 2021.

DAVE MARTINEZ
as Mr. Smith

Holding an MFA from the highly revered Royal Birmingham Conservatoire, Dave has worked all over the world and continues to develop an ever-growing understanding of acting and performing. While he takes his work and preparation seriously, he doesn't take himself as such. He approaches each project with curiosity, enthusiasm, practicality, and a desire to cultivate a burgeoning creative space for his colleagues.

Who can invest in this project?

Anyone can invest as little as $100 in this project!

How do you receive a return on your investment?

When the movie is completed, we will shop around to find the best fit and deal for Seeking Persephone. Our films have sold to Universal Pictures, Netflix, Amazon, The CW, Hallmark, Lifetime, UpTV, and more.

Money for films used to be made through DVD sales, but now movies can make their money through Television Rights, Streaming, and VOD.

Once costs are recouped, the first revenues returned to Lancaster's LLC go

Once costs are recouped, the first revenues returned to Lancaster's LLC go entirely to the investors. Investors will receive a **100% of their initial investment plus a 15% Return on Investment.** When the investors have received a cumulative 115% of their original investment, all profit participants will be split 50/50 between investors and "the filmmakers." "The filmmakers" include actors, writers, directors, and producers of the film.

Investors will continue to receive income over the entire profit-earning life of the film.

Future projections are not guaranteed.